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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

BIOVEST INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK ($0.01)

(Title of Class of Securities)

09069l102

(CUSIP Number)

JAMES A. MCNULTY, CPA

324 SOUTH HYDE PARK AVENUE, SUITE 350

TAMPA, FLORIDA 33606

813-864-2554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

09/30/2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09069L102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Accentia Biopharmaceuticals, Inc. EIN: 04-3639490
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 73,116,768 8. Shared Voting Power 0 9. Sole Dispositive Power 73,116,768 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,116,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 77.7%
14.	Type of Reporting Person (See Instructions) HC

Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed – i.e., each person required to sign the schedule itself – including each member of the group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

(4)	Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol

Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (of reporting person)	WC
Personal Funds (of reporting person)	PF
Other	OO

(5)	If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6)	Citizenship or Place of Organization – Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. — Rows (7) through (11) inclusive,

and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12)	Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14)	Type of Reporting Person — Please classify each “reporting person” according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category of Source	Symbol

Broker-Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company	HC
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). The approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information, specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

General Instructions

A.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B.	Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C.	If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1. Security and Issuer

This statement relates to the shares of common stock and shares of preferred stock of Biovest International, Inc. (the “Issuer”), a Delaware corporation. The Issuer’s principal executive offices are located at 8500 Evergreen Boulevard, NW, Minneapolis, Minnesota 55433.

Item 2. Identity and Background

This statement is being filed by Accentia Biopharmaceuticals, Inc. f/k/a Accentia, Inc., (hereinafter “Accentia”), a corporation organized under the laws of the State of Florida. Accentia’s principal place of business is located at 324 South Hyde Park Avenue, Suite 350, Tampa, Florida 33606. During the last five years Accentia, has not been, and to the best of its knowledge, none of its directors have been convicted in a criminal proceeding nor has it been a party to a civil proceeding or a judicial administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The name, business address and present position and principal occupation of each executive officer and director of Accentia is set forth on Exhibit “A”. Each of the persons listed on Exhibit “A” are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The consideration for the acquired shares consisted of Accentia’s agreement to certain contract modifications and terminations with the Issuer. See Item 5 below.

Item 4. Purpose of Transaction

The Issuer entered into a series of agreements with Accentia, its parent corporation, providing for the restructuring of certain material terms of the relationship between the two companies. The restructuring was proposed by the Issuer in order to better position the Issuer for independent financing. See Item 5 below.

Item 5. Interest in Securities of the Issuer

1.	The aggregate number of shares of common stock of the Issuer beneficially owned by Accentia is 73,116,768 shares of common stock. Accentia’s ownership represents approximately 77.7% of the total outstanding capital stock of the Issuer.

2.	The number of common stock shares owned by Accentia is 73,116,768 shares and has sole power to vote or to direct the vote. Accentia does not share any power to vote or to direct the vote. The number of common stock shares owned by Accentia is 73,116,768 shares and has power to dispose or to direct the disposition shares. Accentia does not share any power to dispose or to direct the disposition shares.

3.	The Issuer and Accentia entered into a Royalty Agreement that terminated and superseded the Biologics Products Commercialization Agreement (the “Biologics Commercialization Agreement”), dated August 17, 2004, between the two companies. The Biologics Commercialization Agreement had provided that Accentia was the exclusive commercialization partner for the Issuer’s biologic products and was entitled to 49% of the Issuer’s net profits from the sale of biologic products. Net revenue as used in the Biologics Commercialization Agreement included all receipts from the sale, license, sub-license, joint venture or other receipts from each Issuer biologic product less all expenses including the costs of product acquisition, research, manufacture, sales, distribution, commercialization and governmental regulation. The new Royalty Agreement provides that Accentia is no longer the Issuer’s exclusive commercialization partner and replaces the share of net profits with a 19.5% royalty based on net sales and license revenue of biologics products. The products and territory subject to the Royalty Agreement remain identical to those terms as previously contained in the Biologics Commercialization Agreement. In consideration for Accentia entering into this Royalty Agreement, the Issuer issued to Accentia five million new shares of the Issuer’s common stock.

The Issuer and Accentia entered into a Termination Agreement under which Accentia agreed to immediately terminate its absolute anti-dilution rights that were granted to Accentia pursuant to the First Right of Refusal Agreement dated June 16, 2003 with the Issuer. In consideration of Accentia’s termination of the First Right of Refusal Agreement, Biovest issued to Accentia five million additional new shares of the Issuer’s common stock.

The Issuer and Accentia entered into a Purchase Agreement whereby the Issuer purchased Accentia’s 70.5% ownership interest in Biolender, LLC (“Biolender”). Biolender is the entity that was formed by Accentia and the Issuer to participate in the Issuer’s New Market Tax Credit enhanced financing that closed in April 2006. In consideration of the sale of this interest in Biolender, the Issuer issued to Accentia ten million additional new shares of the Issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer and Accentia were required to obtain the consent of the Company’s senior lender, Laurus Master Fund, Ltd. (“Laurus”), under the Company’s loan agreement with Laurus. In consideration for providing such consent, the Company and Accentia entered into an agreement with Laurus pursuant to which Laurus consented to the above-described agreements and Accentia issued to Laurus a warrant to purchase 10 million outstanding shares of the Company’s common stock owned by Accentia at an exercise price of $.01 per share. The warrant expires in October 2012.

On September 29, 2006, Accentia entered into definitive agreements relating to a private placement (the “Private Placement”) of $25.0 million in principal amount of 8% Secured Convertible Debentures due September 29, 2010 (the “Debentures”). The Debentures were issued pursuant to a Securities Purchase Agreement, dated September 29, 2006, among Accentia and the purchasers of the Debentures. The Debentures are exchangeable at the option of the holder into shares of common stock of the Issuer held by Accentia at an exchange price of $1.00 per share, subject to adjustment for stock splits, stock dividends, and the like, at any time after the earlier to occur of (i) September 29, 2007 or (ii) such time as the closing price of the common stock of the Issuer exceeds $2.25 for each of 20 consecutive trading days, subject to certain volume requirements and other conditions. In the event that the Issuer issues or grants in the future any rights to purchase any of the common stock of the Issuer, or other security convertible into the common stock of the Issuer, for a per share price less than the exchange price then in effect (subject to certain exempt issuances), the exchange price for all unconverted Debentures will be decreased to equal such lower price.

Beginning October 1, 2007, and on the 1st of each month thereafter, Accentia will be required to redeem 1/37th of the face value of the Debentures in cash or, at Accentia’s election, with shares of Accentia common stock, shares of common stock of the Issuer held by Accentia, or a combination thereof. Accentia’s ability to pay interest with shares of Accentia common stock or common stock of the Issuer will be subject to specified conditions, including the existence of an effective registration statement covering the resale of the shares issued in payment of the redemption amount and certain minimum trading volumes in the stock to be issued. Any payment in common stock of either Accentia or the Issuer may not exceed 15% of the total dollar traded volume in the applicable stock for the 20 trading days prior to the amortization payment. Any common stock of Accentia or the Issuer delivered in satisfaction of an amortization payment will be valued at the lesser of (i) the exchange price, as the case may be, in effect at the time of the amortization payment or (ii) 90% of the average of the daily volume weighted average price of the applicable shares for the 20 trading days prior to the amortization payment. Any unconverted Debentures will become due on September 29, 2010

As a part of the Private Placement, Accentia issued Warrants to the purchasers of the Debentures giving them the right to purchase up to an aggregate of 3,136,201 shares of Accentia’s common stock at an exercise price of $2.75 per share, provided that such Warrants may be alternatively exercised for shares of common stock of the Issuer held by Accentia at an exercise price of $1.10 per share. The warrant exercise prices are subject to adjustment for stock splits, stock dividends, and the like. The Warrants may not be exercised for any shares of common stock of the Issuer until the earlier to occur of (i) September 29, 2007 or (ii) such time as the closing price of the Issuer’s common stock exceeds $2.25 for each of 20 consecutive trading days, subject to certain volume requirements and adjustments. In the event that the Issuer in the future issues or grants any rights to purchase any of the Issuer’s common stock, or other security convertible into the Issuer’s common stock, for a per share price less than the exercise price then in effect, the exercise price of the Warrant with respect to shares of the Issuer’s common stock will be reduced to equal such lower price (subject to certain exempt issuances). All of the Warrants will expire on September 29, 2011.

The total number of shares of common stock of the Issuer held by Accentia that may be transferred to the investors in the Private Placement pursuant to the Debentures or Warrants may not exceed 18,000,000 shares in the aggregate. Pursuant to a Pledge Agreement among Accentia and all of the purchasers of the Debentures, the Debentures are also secured by these 18,000,000 shares of common stock of the Issuer held by Accentia.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2006
Date

/s/ James A. McNulty
Signature

James A. McNulty, CPA/Secretary
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT “A”

Name	Business Address	Position	Principal Occupation
Francis E. O’Donnell, Jr.	324 S. Hyde Park Ave., Suite 350	CEO/Chairman	M.D.
	Tampa, FL 33606	Director

James A. McNulty	324 S. Hyde Park Ave., Suite 350	Secretary/Treasurer	C.P.A.
Tampa, FL 33606

Steven R. Arikian	324 S. Hyde Park Ave., Suite 350	Director	M.D.
Tampa, FL 33606

Alan M. Pearce	324 S. Hyde Park Ave., Suite 350	CFO/Director	CFO
Tampa, FL 33606

John P. Dubinsky	324 S. Hyde Park Ave., Suite 350	Director	Banker
Tampa, FL 33606

David M. Schubert	324 S. Hyde Park Ave., Suite 350	Director	Investment
	Tampa, FL 33606		Banker

Todd D. Thomason	324 S. Hyde Park Ave., Suite 350	Director	Real Estate
Tampa, FL 33606

Edmund C. King	324 S. Hyde Park Ave., Suite 350	Director	CPA
Tampa, FL 33606

Samuel S. Duffey	324 S. Hyde Park Ave., Suite 350	General Counsel	Attorney-at-Law
Tampa, FL 33606